Exhibit 11

BRUSH ENGINEERED MATERIALS INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	Third Quarter Ended		Nine Months Ended
	Oct 2,	Sept. 26,	Oct 2,	Sept. 26,
	2009	2008	2009	2008

Basic:
Average shares outstanding	20,215,000	20,374,000	20,178,000	20,387,000

Net Income (Loss)	$126,000	$9,909,000	$(8,804,000)	$21,662,000
Per share amount	$0.01	$0.49	$(0.44)	$1.06

Diluted:
Average shares outstanding	20,215,000	20,374,000	20,178,000	20,387,000
Dilutive stock securities based on the treasury stock method using average market price	206,000	238,000	—	229,000

Totals	20,421,000	20,612,000	20,178,000	20,616,000

Net Income (Loss)	$126,000	$9,909,000	$(8,804,000)	$21,662,000
Per share amount	$0.01	$0.48	$(0.44)	$1.05